Exhibit 99.A

               KIEWIT CONSTRUCTION & MINING GROUP

                Index to Financial Statements and
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations

Financial Statements:
   Condensed Statements of Operations for the three months
      ended March 31, 1996 and 1995
   Condensed Balance Sheets as of March 31, 1996 and
      December 30, 1995
   Condensed Statements of Cash Flows for the three months
      ended March 31, 1996 and 1995
   Notes to Condensed Financial Statements

Management's Discussion and Analysis of Financial
    Condition and Results of Operations

               KIEWIT CONSTRUCTION & MINING GROUP

               Condensed Statements of Operations
                           (unaudited)

                                                Three months ended
                                                     March 31
(dollars in millions, except per share data)          1996   1995

Revenue                                            $   502 $   426
Cost of Revenue                                       (478)   (409)
                                                   -------  ------
                                                        24      17

General and Administrative Expenses                    (30)    (32)
                                                   -------  ------
Operating Loss                                          (6)    (15)

Other Income (Expense):
 Investment Income, net                                  4       3
 Interest Expense, net                                  (1)     (1)
 Other, net                                             14      11
                                                   -------  ------
                                                        17      13
                                                   -------  ------

Earnings (Loss) Before Income Taxes                     11      (2)

Provision for Income Taxes                              (4)      -
                                                   -------  ------

Net Earnings (Loss)                                $     7  $   (2)
                                                   =======  ======

Earnings (Loss) per Common and Common
 Equivalent Share                                  $  .66   $ (.16)
                                                   ======   ======


See accompanying notes to condensed financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

                    Condensed Balance Sheets

                                                   March 31, December 30,
                                                      1996      1995
(dollars in millions)                            (unaudited)

Assets

Current Assets:
 Cash and cash equivalents                          $   90      $  94
 Marketable securities                                 115        120
 Receivables, less allowance of $20 and $10            199        258
 Costs and earnings in excess of
  billings on uncompleted contracts                     94         78
 Investment in construction joint ventures              78         73
 Deferred income taxes                                  67         61
 Other                                                  12         13
                                                     -----      -----
Total Current Assets                                   655        697

Property, Plant and Equipment, less accumulated
 depreciation and amortization of $414 and $421        159        161
Investments                                             93         83
Other Assets                                            18         40
                                                     -----      -----
                                                     $ 925      $ 981
                                                     =====      =====

Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable, including retainage
  of $40 and $42                                     $ 150      $ 179
 Short-term borrowings                                  25         45
 Current portion of long-term debt                       -          2
 Accrued construction costs and billings in excess
  of revenue on uncompleted contracts                  109        111
 Accrued insurance costs                                81         79
 Other                                                  47         33
                                                     -----      -----
Total Current Liabilities                              412        449

Long-Term Debt, less current portion                     9          9
Other Liabilities                                       51         56

Stockholders' Equity (Redeemable common stock,
 $331 million aggregate redemption value):
  Common equity                                        456        471
  Net unrealized holding gain                            2          1
  Foreign currency adjustment                           (5)        (5)
                                                     -----      -----
Total Stockholders' Equity                             453        467
                                                     -----      -----
                                                     $ 925      $ 981
                                                     =====      =====

See accompanying notes to condensed financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

               Condensed Statements of Cash Flows
                           (unaudited)

                                                   Three months ended
                                                        March 31
(dollars in millions)                                 1996    1995

Cash flows from operations:
 Net cash provided by operations                     $   50   $  41

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities                                  36     102
 Purchases of marketable securities                     (34)    (42)
 Proceeds from sales of property, plant and equipment     8       3
 Acquisitions                                            (3)      -
 Capital expenditures                                   (12)    (22)
 Other                                                    -      (1)
                                                     ------   -----
  Net cash provided by (used in) investing activities    (5)     40

Cash flows from financing activities:
 Payments on long-term debt, including current portion   (1)     (3)
 Net change in short-term borrowings                    (20)      -
 Repurchases of common stock                             (3)     (3)
 Dividends paid                                          (6)     (7)
 Exchange of Class B&C Stock for Class D Stock, net     (19)    (54)
                                                      -----   -----
  Net cash used in financing activities                 (49)    (67)
                                                      -----   -----
  Net change in cash and cash equivalents                (4)     14

Cash and cash equivalents at beginning of period         94      70
                                                      -----   -----

Cash and cash equivalents at end of period            $  90   $  84
                                                      =====   =====


See accompanying notes to condensed financial statements.


               KIEWIT CONSTRUCTION & MINING GROUP

             Notes to Condensed Financial Statements

1.        Basis of Presentation:

     The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 30, 1995 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 30, 1995.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

     Marketable  securities at March 31, 1996  and  December  30,
     1995  include  approximately $60 million  and  $62  million, respectively, of investments which are being held by the owners of various construction projects in lieu of retainage. Receivables at March 31, 1996 and December 30, 1995 include approximately $54 million and $50 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2.   Earnings (Loss) Per Share:

     Primary earnings (loss) per share of common stock have been computed using the weighted average number of shares outstanding during each period. Fully diluted earnings
     (loss) per share have not been presented because they are not materially different from primary earnings (loss) per share. The number of shares used in computing earnings
     (loss) per share was 10,257,392 for the three months ended March 31, 1996 and 13,909,422 for the three months ended March 31, 1995.


               KIEWIT CONSTRUCTION & MINING GROUP

             Notes to Condensed Financial Statements

3.   Summarized Financial Information:

     The  Group's  50%  portion  of  PKS'  corporate  assets  and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and items attributable to the Group are as follows:


     (dollars in millions)

                                                March 31,    December 30,
                                                   1996         1995

     Cash  and  cash  equivalents               $    -         $    4
     Marketable securities                           9             10
     Property, plant and equipment, net              5              5
     Other   assets                                  3              4
                                                ------         ------
          Total  Assets                         $   17         $   23
                                                ======         ======

     Accounts payable                           $   25         $   10
     Long-term debt, including current portion       9             11
     Other liabilities                               1              -
                                                ------         ------
        Total Liabilities                       $   35         $   21
                                                ======         ======



                                                  Three Months Ended
                                                        March 31,
                                                   1996         1995

     Other income (expense), net                   $ (1)        $ (1)


     Corporate   general  and  administrative  costs  have   been
     allocated to the Group. These allocations were less than $1 million for the three months ended March 31, 1996 and 1995.

     Mine  management income from the Diversified  Group  was  $7 million and $8 million for the three months ended March 31, 1996 and 1995.


4.   Other Matters:

     The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.


               KIEWIT CONSTRUCTION & MINING GROUP

 Management's Discussion and Analysis of Financial Condition and
                      Results of Operations

Results of Operations - First Quarter 1996 vs. First Quarter 1995


Revenue from each of the Group's business segments was (in millions):

                                               Three Months Ended
                                                    March 31
                                                1996         1995

          Construction                         $ 499        $ 421
          Other                                    3            5
                                               -----        -----
                                               $ 502        $ 426
                                               =====        =====



Construction. Construction and materials revenue increased by $78 million or 19% during the first quarter of 1996 compared to the same period in 1995. Materials sales increased by 30% due to more favorable weather and market conditions during the first quarter. Also contributing to the increase was a 66% increase in joint venture revenue primarily from new work and the San Joaquin Toll Road project.

Contract backlog at March 31, 1996 was $1.9 billion, of which 8% is attributable to foreign operations, principally, Canada and the Philippines. Projects on the west coast account for 35% of the total backlog which includes $95 million from the San Joaquin Toll Road project.

Gross margins on construction and materials projects increased to 4.8% for the first quarter of 1996 versus 3.3% for the same period in 1995. Increased operational efficiencies, primarily on joint venture projects, as well as claim settlements, favorably affected construction margins. The growing materials business also continued to have a positive impact on margins.

General and Administrative Expenses.   General and administrative
expenses decreased 6% in the first three months of 1996. An overall decline in administrative expenses, particularly computer operating expenses, was partially offset by an increase in compensation expense.

Investment Income, net. The improvement in investment income is attributable to the decline in losses on the sale of securities and higher equity earnings primarily from an investment in an electrical contractor.

Other, net. Other income is primarily comprised of mine management income from the Diversified Group and gains and losses on the disposition of property, plant and equipment and other assets. In 1996, the Group recognized $7 million in gains on the sale of operating assets as compared to $2 million in 1995. Mine management income declined slightly from $8 million in 1995 to $7 million in 1996.

               KIEWIT CONSTRUCTION & MINING GROUP

 Management's Discussion and Analysis of Financial Condition and
                      Results of Operations


Financial Condition - March 31, 1996 vs. December 30, 1995

The Group's working capital decreased $5 million or 2% during the first quarter of 1996. The decline was primarily due to the exchange for Class D Stock and repurchase of Class B&C Stock totaling $22 million, the repayment of $20 million on short-term borrowings and dividend payments of $6 million. In addition to the cash used in financing activities, the Group had capital expenditures, net of sales proceeds, of $4 million. Partially funding these outflows was $50 million of cash provided by operations and $2 million of net proceeds from the sale and maturity of marketable securities.

The Group anticipates investing between $40 and $75 million annually in its construction business, including opportunities to acquire additional businesses and purchasing additional shares of an electrical contractor - the Group is committed to 80% ownership in 1997. Other long term liquidity uses include the payment of income taxes, repurchases and conversions of common stock and the payment of dividends, including a $.60 per share dividend payable in May 1996. The Group's current financial condition and borrowing capacity together with anticipated cash flows from operations should be sufficient for immediate cash requirements and future investing activities.